ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)

Net sales to third parties	2,175	1,910	14	18
Gross profit	1,208	1,031	17	24
Operating income	246	149	65	96
Operating margin (%)	11.3	7.8
Net income	168	84	100	145
Basic earnings per share ($)	0.34	0.17	100	144
Diluted earnings per share ($)	0.34	0.17	100	144

Core results(1)
Core operating income	448	344	30	44
Core operating margin (%)	20.6	18.0
Core net income	338	241	40	56
Core basic earnings per share ($)	0.69	0.49	41	56
Core diluted earnings per share ($)	0.68	0.49	39	56
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

All comments below focus on constant currencies (cc) movements unless otherwise noted.
Net sales by segment

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)

Surgical
Implantables	455	344	32	38
Consumables	601	535	12	16
Equipment/other	203	198	3	7
Total Surgical	1,259	1,077	17	22

Vision Care
Contact lenses	557	509	9	14
Ocular health	359	324	11	13
Total Vision Care	916	833	10	14
Net sales to third parties	2,175	1,910	14	18
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
First quarter
Surgical
Surgical net sales were $1.3 billion (+17%, +22% cc), with increases in all three categories driven by product innovation, market improvements across geographies reflecting continuing recovery from the COVID-19 pandemic, sales from a recent acquisition and some one-time benefits. Implantables net sales increased (+32%, +38% cc), reflecting ongoing adoption of advanced technology intraocular lenses, led by Vivity, and sales of the Hydrus Microstent following our recent acquisition of Ivantis, Inc. Implantables net sales also included a one-time benefit in South Korea ahead of an insurance reimbursement change for presbyopia correcting intraocular lenses, which took effect on April 1, 2022, and accounted for approximately 8% (cc) of implantables growth during the quarter. Consumables net sales increased (+12%, +16% cc), primarily driven by higher procedure volumes due to improving market conditions. Equipment/other net sales increased (+3%, +7% cc), primarily driven by demand for cataract equipment.
Vision Care
Vision Care net sales were $0.9 billion (+10%, +14% cc), with growth in both categories driven by product innovation and market improvements across geographies reflecting continuing recovery from the COVID-19 pandemic. Contact lenses net sales increased (+9%, +14% cc), led by growth in silicone hydrogel contact lenses, including the Precision1 and Dailies Total1 product families and Total30. Ocular health net sales increased (+11%, +13% cc), led by Systane and sales of Simbrinza following our acquisition of the US commercialization rights and improvements in international markets, partially offset by declines in contact lens care due to supply chain challenges.

Operating income

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)

Gross profit	1,208	1,031	17	24
Selling, general & administration	(741)	(699)	(6)	(9)
Research & development	(166)	(166)	—	(1)
Other income	9	9	—	(2)
Other expense	(64)	(26)	(146)	(143)
Operating income	246	149	65	96
Operating margin (%)	11.3	7.8

Core results(1)
Core gross profit	1,357	1,201	13	19
Core operating income	448	344	30	44
Core operating margin (%)	20.6	18.0
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
First quarter
Operating income was $246 million (+65%, +96% cc), compared to $149 million in the prior year period. Operating margin increased with improved operating leverage from higher sales, including a one-time benefit in implantables sales in South Korea, partially offset by increased inflationary impacts, higher amortization for intangible assets due to recent acquisitions and a $20 million provision for a legal settlement. The prior year period was impacted by an impairment of an intangible asset. There was a negative 1.6 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income in the current year period were $202 million, mainly due to $146 million of amortization and a $20 million provision for a legal settlement. Adjustments to arrive at core operating income in the prior year period were $195 million, mainly due to $125 million of amortization and a $45 million impairment of an intangible asset.
Core operating income was $448 million (+30%, +44% cc), compared to $344 million in the prior year period. Core operating margin increased with improved operating leverage from higher sales, including a one-time benefit in implantables sales in South Korea, partially offset by increased inflationary impacts. There was a negative 1.3 percentage point impact on core operating margin from currency.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)

Surgical segment contribution	372	275	35	47
As % of net sales	29.5	25.5
Vision Care segment contribution	170	146	16	27
As % of net sales	18.6	17.5
Not allocated to segments	(296)	(272)	(9)	(10)
Operating income	246	149	65	96
Core adjustments(1)	202	195
Core operating income(1)	448	344	30	44
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
First quarter
Surgical
Surgical segment contribution was $372 million (+35%, +47% cc), compared to $275 million in the prior year period. Segment contribution margin increased with improved operating leverage from higher sales, including a one-time benefit in implantables sales in South Korea, and favorable product mix, partially offset by increased inflationary impacts. There was a negative 1.4 percentage point impact on segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $170 million (+16%, +27% cc), compared to $146 million in the prior year period. Segment contribution margin increased with improved operating leverage from higher sales, partially offset by unfavorable product mix from launches of new silicone hydrogel daily contact lenses and increased inflationary impacts. There was a negative 1.0 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $296 million (-9%, -10% cc), compared to $272 million in the prior year period. The increase in amounts not allocated was primarily driven by higher amortization and a provision for a legal settlement. The prior year period was impacted by an impairment of an intangible asset.

Non-operating income & expense

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)

Operating income	246	149	65	96
Interest expense	(29)	(31)	6	6
Other financial income & expense	(17)	(9)	(89)	(98)
Income before taxes	200	109	83	124
Taxes	(32)	(25)	(28)	(56)
Net income	168	84	100	145
Basic earnings per share ($)	0.34	0.17	100	144
Diluted earnings per share ($)	0.34	0.17	100	144

Core results(1)
Core taxes	(64)	(63)	(2)	(14)
Core net income	338	241	40	56
Core basic earnings per share ($)	0.69	0.49	41	56
Core diluted earnings per share ($)	0.68	0.49	39	56
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
First quarter
Interest expense
Interest expense was $29 million, compared to $31 million in the prior year period. The current year period had lower interest expense from discounting of long-term contingent consideration liabilities.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $17 million, compared to $9 million in the prior year period.
Taxes
Tax expense was $32 million, compared to $25 million in the prior year period. The average tax rate was 16.0% compared to 22.9% in the prior year period, primarily due to a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions, a tax benefit in the current year on a build of inventory in certain international markets with a favorable product mix and a benefit associated with an agreement for deductibility of a statutory expense in Switzerland related to fiscal year 2022. It is uncertain whether Alcon will obtain a similar benefit for the deductibility of this statutory expense in Switzerland in future years.
Adjustments to arrive at core tax expense were $32 million compared to $38 million in the prior year period. The current year period includes tax associated with operating income core adjustments, partially offset by discrete tax items. The prior year period related to the tax associated with operating income core adjustments.
Core tax expense was $64 million, compared to $63 million in the prior year period. The average core tax rate was 15.9% compared to 20.7% in the prior year period, primarily due to a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions, a tax benefit in the current year on a build of inventory in certain international markets with a favorable product mix, a benefit associated with an agreement for deductibility of a statutory expense in Switzerland related to fiscal year 2022 and discrete tax items favorably impacting the current year.

Net income and earnings per share
Net income was $168 million, compared to $84 million in the prior year period. The change was mainly attributable to higher operating income. The associated basic and diluted earnings per share were $0.34, compared to $0.17 in the prior year period.
Core net income was $338 million, compared to $241 million in the prior year period, primarily due to higher core operating income. The associated core basic and diluted earnings per share were $0.69 and $0.68, respectively, compared to core basic and diluted earnings per share of $0.49 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities amounted to $66 million in the first three months of 2022, compared to $156 million in the prior year period. The current year includes increased cash outflows from changes in net working capital and increased taxes paid due to the timing of payments, partially offset by higher sales. Both periods were impacted by semi-annual interest payments.
Changes in net working capital in the current year were mainly driven by the net change in other operating liabilities and increases in trade receivables and inventories. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments, which generally occur in the first quarter and were higher than in the prior year. The increase in inventories was primarily driven by cataract consumables and ocular health products. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. Changes in net working capital in the prior year period were mainly driven by the net change in other operating liabilities and an increase in inventories. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments. The increase in inventories was primarily related to cataract consumables, daily disposable lenses and ocular health products. Refer to Note 7 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $603 million in the first three months of 2022, compared to $131 million in the prior year period, primarily due to the acquisition of Ivantis, Inc. Refer to Note 10 of the Condensed Consolidated Interim Financial Statements for additional information on the acquisition of Ivantis, Inc.
Net cash flows used in financing activities amounted to $89 million in the first three months of 2022, compared to $3 million in the prior year period. Cash outflows in the current year period primarily include payment of certain local debt facilities, withholding taxes paid upon net settlements of equity-based compensation, lease payments and payments made upon settlement of derivative contracts. Cash outflows in the prior year period primarily included lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from refinancing of local debt facilities in Japan.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an outflow of $52 million in the first three months of 2022, compared to an inflow of $48 million in the prior year period, driven by decreased cash flows from operating activities.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $22.9 billion as of March 31, 2022, an increase of $289 million when compared to $22.6 billion as of December 31, 2021. Intangible assets other than goodwill increased $249 million primarily due to the acquisition of Ivantis, Inc., partially offset by recurring amortization.
Total current assets were $4.9 billion as of March 31, 2022, a decrease of $498 million when compared to $5.4 billion as of December 31, 2021. Cash and cash equivalents decreased $614 million due to the net impact of operating, investing and financing activities as described in the preceding section. Trade receivables increased $110 million primarily driven by higher sales outpacing collections. Inventories increased $49 million primarily driven by Hydrus Microstent following our acquisition of Ivantis, Inc., cataract consumables and ocular health products. Other current assets decreased $47 million primarily due to decreases in Value Added Tax ("VAT") receivables and prepaid expenses.
Liabilities
Total non-current liabilities were $6.1 billion as of March 31, 2022, a decrease of $214 million when compared to $6.3 billion as of December 31, 2021. Provisions and other non-current liabilities decreased $95 million primarily related to reductions in pensions and post-employment benefit obligations due to actuarial gains recognized for increases in discount rates. Deferred tax liabilities decreased $75 million primarily due to acquired deferred tax assets for Ivantis, Inc.

net operating losses, which will be used to offset future tax liabilities in the United States. Financial debts decreased $50 million primarily due to the movement of balances to current financial debts.
Total current liabilities were $2.2 billion as of March 31, 2022, a decrease of $225 million when compared to $2.5 billion as of December 31, 2021. Provisions and other current liabilities decreased $201 million primarily related to the timing of annual associate short-term incentive payments. Trade payables decreased $49 million primarily due to the timing of payments. Current financial debts increased $26 million primarily due to the movement of balances from non-current financial debts and increased unrealized losses related to unsettled positions for derivative contracts, partially offset by the payment of local debt facilities in Japan.
Equity
Equity was $19.5 billion as of March 31, 2022, an increase of $230 million when compared to $19.3 billion as of December 31, 2021.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $3.1 billion as of March 31, 2022 increased $594 million compared to $2.5 billion as of December 31, 2021. Alcon's liquidity amounted to $1.0 billion as of March 31, 2022, compared to $1.6 billion as of December 31, 2021. Total financial debt amounted to $4.1 billion as of March 31, 2022, in line with December 31, 2021. The average maturity of financial debts outstanding as of March 31, 2022 is 7.9 years.
The $1 billion revolving credit facility remained undrawn as of March 31, 2022 and May 10, 2022. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Additional Considerations
War on Ukraine
In February 2022, as a result of the invasion of Ukraine by Russia, economic sanctions and export controls were imposed by much of the world on Russian financial institutions and businesses. These sanctions could adversely impact net sales, create disruptions in the global supply chain, increase the risk of cyber attacks, and potentially have an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise. Our manufacturing and procurement exposure in Russia and Ukraine is limited as our operations consist mainly of associates in local functions, including sales and customer support. During the three months ended March 31, 2022, we recognized charges of $15 million related to the conflict in Ukraine. We also experienced negative currency translation effects. Refer to Part I, Item 3D, "Risk Factors" - Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business in the Company’s 2021 Form 20-F ("Form 20-F").
For the year ended December 31, 2021, net sales in Russia and Ukraine amounted to less than 2% of consolidated net sales. Total assets in Russia and Ukraine amounted to $89 million as of March 31, 2022.
COVID-19
Outbreaks of COVID-19 cases continued to occur in 2022 and localized responses remain unpredictable. The COVID-19 pandemic may continue to have an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
Net sales trends
Sales in 2022 grew over the prior year period reflecting continuing recovery from COVID-19. However, uncertainty remains on a market by market basis, and we believe we will likely continue to see some lingering impacts from COVID-19. In addition, Russia’s invasion of Ukraine and resulting global response could have an adverse impact on our business for the foreseeable future.

Supply chain continuity
We continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. We are experiencing and expect to continue to experience inflationary pressures in electronic components, freight, labor, resins and plastics, which we continue to manage but have impacted operating margin in 2022 despite price increases and productivity initiatives. We have also encountered supply chain challenges in certain components including microchips, resins and plastics, personal protective equipment, metals and filters. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. We expect the supply chain challenges to continue through 2022.
Estimation uncertainty
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Condensed Consolidated Interim Financial Statements for the period ended March 31, 2022 required the use of significant estimates and assumptions pertaining to the past and potential impacts of the adverse effects of the war on Ukraine, economic sanctions and export controls on Russia and continuing impacts of COVID-19 on Alcon's operations, results and liquidity. Actual outcomes and results could differ materially from our estimates and assumptions. For example, we could be impacted by extended or new economic sanctions and export controls on Russia, extended or new COVID-19 related shut-down periods, slower recovery periods, ongoing supply chain disruptions, labor shortages, an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand and increased debt or impairments of assets.
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.
The economy in Turkey is anticipated to be designated as hyperinflationary for accounting purposes in the second quarter of 2022, including retroactive implementation of hyperinflationary accounting. The accounting policy for hyperinflationary economies is described in Note 3 to the Consolidated Financial Statements in the Form 20-F.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended March 31
($ millions except earnings per share)	Note	2022	2021
Net sales to third parties	3	2,175	1,910
Other revenues	3	14	20
Net sales and other revenues		2,189	1,930
Cost of net sales		(967)	(880)
Cost of other revenues		(14)	(19)
Gross profit		1,208	1,031
Selling, general & administration		(741)	(699)
Research & development		(166)	(166)
Other income		9	9
Other expense		(64)	(26)
Operating income		246	149
Interest expense		(29)	(31)
Other financial income & expense		(17)	(9)
Income before taxes		200	109
Taxes		(32)	(25)
Net income		168	84

Earnings per share ($)
Basic	4	0.34	0.17
Diluted	4	0.34	0.17

Weighted average number of shares outstanding (millions)
Basic	4	490.9	489.7
Diluted	4	494.0	492.8
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended March 31
($ millions)	2022	2021

Net income	168	84
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	2	(38)
Total of items to eventually recycle	2	(38)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains from defined benefit plans, net of taxes(2)	71	22
Fair value adjustments on equity securities, net of taxes(3)	1	—
Total of items never to be recycled	72	22
Total comprehensive income	242	68
(1)Amount is net of tax expense of $0.2 million for the three months ended March 31, 2022.
(2)Amounts are net of tax expense of $16 million and $9 million for the three months ended March 31, 2022 and 2021, respectively.
(3)Amount is net of tax expense of $0.2 million for the three months ended March 31, 2022.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	March 31, 2022	December 31, 2021
Assets
Non-current assets
Property, plant & equipment		3,732	3,711
Right-of-use assets		378	372
Goodwill		8,905	8,905
Intangible assets other than goodwill		9,014	8,765
Deferred tax assets		413	409
Financial assets	6	221	217
Other non-current assets		239	234
Total non-current assets		22,902	22,613
Current assets
Inventories		1,948	1,899
Trade receivables		1,606	1,496
Income tax receivables		13	9
Cash and cash equivalents		961	1,575
Other current assets		360	407
Total current assets		4,888	5,386
Total assets		27,790	27,999

Equity and liabilities
Equity
Share capital		20	20
Reserves		19,466	19,236
Total equity		19,486	19,256
Liabilities
Non-current liabilities
Financial debts	5	3,916	3,966
Lease liabilities		345	339
Deferred tax liabilities		951	1,026
Provisions & other non-current liabilities		845	940
Total non-current liabilities		6,057	6,271
Current liabilities
Trade payables		854	903
Financial debts	5	140	114
Lease liabilities		68	67
Current income tax liabilities		185	187
Provisions & other current liabilities		1,000	1,201
Total current liabilities		2,247	2,472
Total liabilities		8,304	8,743
Total equity and liabilities		27,790	27,999
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)
Three months ended March 31, 2022

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2022	20	19,356	(32)	(74)	(14)	(120)	19,256
Net income		168				—	168
Other comprehensive income			1	71	2	74	74
Total comprehensive income	—	168	1	71	2	74	242
Equity-based compensation		(14)				—	(14)
Other movements(2)		2				—	2
Total other movements	—	(12)	—	—	—	—	(12)
Balance as of March 31, 2022	20	19,512	(31)	(3)	(12)	(46)	19,486
Three months ended March 31, 2021

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2021	20	18,899	(32)	(109)	44	(97)	18,822
Net income		84				—	84
Other comprehensive income/(loss)			—	22	(38)	(16)	(16)
Total comprehensive income	—	84	—	22	(38)	(16)	68
Equity-based compensation		9				—	9
Other movements(2)		2		12		12	14
Total other movements	—	11	—	12	—	12	23
Balance as of March 31, 2021	20	18,994	(32)	(75)	6	(101)	18,913
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The prior year period includes an adjustment to actuarial gains to recognize plan assets related to the separation of a pension plan in the spin-off from Novartis but which were not previously recorded.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Three months ended March 31
($ millions)	Note	2022	2021

Net income		168	84
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	7.1	263	284
Equity-based compensation expense		34	27
Non-cash change in current and non-current provisions and other non-current liabilities		38	9
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		1	5
Interest expense		29	31
Other financial income & expense		17	9
Taxes		32	25
Interest received		1	1
Interest paid		(36)	(39)
Other financial payments		(2)	(2)
Taxes paid		(83)	(62)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		462	372
Net payments out of provisions and other cash movements in non-current liabilities		(33)	(20)
Change in net current assets and other operating cash flow items	7.2	(363)	(196)
Net cash flows from operating activities		66	156
Purchase of property, plant & equipment		(118)	(108)
Purchase of intangible assets		(12)	(14)
Purchase of financial assets		(2)	(9)
Proceeds from financial assets		2	—
Acquisition of assets, net of cash acquired		(473)	—
Net cash flows used in investing activities		(603)	(131)
Proceeds from non-current financial debts, net of issuance costs		—	51
Change in current financial debts		(30)	(27)
Lease payments		(19)	(19)
Other financing cash flows		(40)	(8)
Net cash flows used in financing activities		(89)	(3)
Effect of exchange rate changes on cash and cash equivalents		12	(15)
Net change in cash and cash equivalents		(614)	7
Cash and cash equivalents at January 1		1,575	1,557
Cash and cash equivalents at March 31		961	1,564
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 3 to the December 31, 2021 Consolidated Financial Statements in the Company’s 2021 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS. Alcon's principal accounting policies are set out in Note 3 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of financial statements requires management to make subjective and complex estimates and assumptions, either at the balance sheet date or during the period that affect the reported amounts of assets and liabilities as well as revenues and expenses. We have analyzed the impact of the invasion of Ukraine, economic sanctions and export controls on Russia and the COVID-19 pandemic on our financial statements for the three months ended March 31, 2022 and 2021. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of these and other events using information reasonably available to us at this time. The accounting estimates and other matters assessed included, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on our assessment performed, the resulting provisions recorded were not material to our Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2022 or 2021. However, because of the inherent uncertainties of the continuation of the war on Ukraine, COVID-19 or other items, actual outcomes and results may differ materially from management's current assumptions and estimates.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 3 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.

2. Significant transactions
Significant transactions in 2022
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients, for total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of development and commercial milestones. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. ~~R~~efer to Note 10 to these Condensed Consolidated Interim Financial Statements for additional information regarding this transaction which was accounted for as an asset acquisition.
Significant transactions in 2021
Acquisition of Simbrinza US commercialization rights
On April 28, 2021, Alcon executed an Asset Purchase Agreement (“Agreement”) to acquire exclusive US commercialization rights to a pharmaceutical ophthalmic eye drop, Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis. Under the terms of the Agreement, Alcon paid $355 million at closing on June 8, 2021 and recognized the intangible asset acquisition as currently marketed products within the Vision Care reportable segment. After closing, Alcon and Novartis immediately began a transition period during which Novartis sold Simbrinza on Alcon's behalf. The transition period concluded during the third quarter of 2021 and Alcon has started to fully commercialize Simbrinza for the US market. Novartis retains all rights to Simbrinza® outside of the US.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 of these Condensed Consolidated Interim Financial Statements are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.

Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, separation costs, transformation costs, fair value adjustments of contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements, integration related expenses and other income and expense items not attributed to a specific segment.
Net sales and other revenues by segment

	Three months ended March 31
($ millions)	2022	2021
Surgical
Implantables	455	344
Consumables	601	535
Equipment/other	203	198
Total Surgical net sales to third parties	1,259	1,077
Vision Care
Contact lenses	557	509
Ocular health	359	324
Total Vision Care net sales to third parties	916	833
Total net sales to third parties	2,175	1,910
Vision Care other revenues	14	20
Total net sales and other revenues	2,189	1,930
Segment contribution and reconciliation to income before taxes

	Three months ended March 31
($ millions)	2022	2021
Segment contribution
Surgical	372	275
Vision Care	170	146
Total segment contribution	542	421
Not allocated to segments:
Amortization of intangible assets	(162)	(140)
Impairment charges on intangible assets	—	(45)
General & administration (corporate)	(62)	(57)
Separation costs	—	(10)
Transformation costs	(15)	(11)
Past service costs for post-employment benefit plan amendments	—	2
Other	(57)	(11)
Operating income	246	149
Interest expense	(29)	(31)
Other financial income & expense	(17)	(9)
Income before taxes	200	109

Net sales by region(1)

	Three months ended March 31
($ millions unless indicated otherwise)	2022		2021
United States	939	43%	835	44%
International	1,236	57%	1,075	56%
Net sales to third parties	2,175	100%	1,910	100%
(1) Net sales to third parties by location of third-party customer.

4. Dividends and earnings per share
Dividends
On February 15, 2022, the Alcon Board of Directors ("Board") proposed a dividend of CHF 0.20 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 27, 2022 and paid in May 2022 for an amount of $100 million.
On February 23, 2021, the Board proposed a dividend of CHF 0.10 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and paid in May 2021 for an amount of $54 million.
Earnings per share
As of March 31, 2022, there were 491.3 million outstanding common shares, after the delivery of 1.2 million net shares vesting under the equity incentive programs during the three months ended March 31, 2022.
Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. For the three months ended March 31, 2022, the weighted average number of shares outstanding was 490.9 million. For the three months ended March 31, 2021, the weighted average number of shares outstanding was 489.7 million.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 8 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three months ended March 31, 2022, the weighted average diluted number of shares outstanding was 494.0 million, which includes the potential conversion of 3.1 million unvested equity-based awards. For the three months ended March 31, 2021, the weighted average diluted number of shares outstanding was 492.8 million, which includes the potential conversion of 3.1 million unvested equity-based awards.

5. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of March 31, 2022 and December 31, 2021.

($ millions)	March 31, 2022	December 31, 2021
Non-current financial debts
Facility B	796	796
Facility C	391	395
Local facilities (Japan)	—	47
Series 2026 notes	497	496
Series 2029 notes	993	993
Series 2030 notes	745	745
Series 2049 notes	494	494
Revolving facility	—	—
Total non-current financial debts	3,916	3,966

Current financial debts
Local facilities:
Japan	98	84
All others	14	17
Other short-term financial debts	7	6
Derivatives	21	7
Total current financial debts	140	114
Total financial debts	4,056	4,080
Interest expense recognized for Financial debts, excluding lease liabilities, was $24 million for the three months ended March 31, 2022 and March 31, 2021.
Revolving facility
The Revolving facility remained undrawn as of March 31, 2022.
Local bilateral facilities
During the three months ended March 31, 2022, changes in financial debts for local bilateral facilities primarily included the movement of balances from non-current to current and payment of certain local bilateral facilities in Japan. In addition, one local bilateral facility in Japan with an outstanding amount of $62 million matured in February 2022 and was renewed for another one year term.

6. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds, equity securities of public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Investments in equity securities of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of March 31, 2022 and December 31, 2021.

	March 31, 2022
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	47	—	47
Long-term financial investments measured at FVPL	—	—	7	—	7
Long-term receivables from customers	—	—	—	109	109
Deferred compensation assets(1)	151	—	—	—	151
Non-current minimum lease payments from finance lease agreements	—	—	—	37	37
Long-term loans, advances and security deposits	—	—	—	21	21
Non-current financial assets	151	—	54	167	372
Current financial assets
Money market funds	250	—	—	—	250
Current portion of long-term receivables from customers(2)	—	—	—	98	98
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	26	26
Other receivables, security deposits and current assets(2)	—	—	—	74	74
VAT receivables(2)	—	—	—	78	78
Derivative financial instruments(2)	—	2	—	—	2
Current financial assets	250	2	—	276	528
Financial assets at fair value and amortized cost or cost	401	2	54	443	900
Financial liabilities
Contingent consideration liabilities	—	—	(114)	—	(114)
Non-current financial debt	—	—	—	(3,916)	(3,916)
Current financial debt	—	—	—	(119)	(119)
Derivative financial instruments	—	(21)	—	—	(21)
Financial liabilities at fair value and amortized cost	—	(21)	(114)	(4,035)	(4,170)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, 2030 and 2049 notes recorded in Non-current financial debt with a fair value of $2,606 million and a carrying value of $2,729 million as of March 31, 2022. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2021
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	46	—	46
Long-term financial investments measured at FVPL	—	—	6	—	6
Long-term receivables from customers	—	—	—	110	110
Deferred compensation assets(1)	155	—	—	—	155
Non-current minimum lease payments from finance lease agreements	—	—	—	35	35
Long-term loans, advances and security deposits	—	—	—	20	20
Non-current financial assets	155	—	52	165	372
Current financial assets
Money market funds	624	—	—	—	624
Equity securities of public companies(2)	3	—	—	—	3
Current portion of long-term receivables from customers(2)	—	—	—	97	97
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	28	28
Other receivables, security deposits and current assets(2)	—	—	—	79	79
VAT receivables(2)	—	—	—	105	105
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	627	3	—	309	939
Financial assets at fair value and amortized cost or cost	782	3	52	474	1,311
Financial liabilities
Contingent consideration liabilities	—	—	(112)	—	(112)
Non-current financial debt	—	—	—	(3,966)	(3,966)
Current financial debt	—	—	—	(107)	(107)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(112)	(4,073)	(4,192)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, 2030 and 2049 notes recorded in Non-current financial debt with a fair value of $2,891 million and a carrying value of $2,728 million as of December 31, 2021. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of March 31, 2022, including Cash & cash equivalents, Trade receivables, Income tax receivables and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the three months ended March 31, 2022.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2022	2021	2022	2021
Balance as of January 1	46	28	6	24
Additions	1	8	—	—
Gain recognized in Consolidated Statement of Comprehensive Income	1	—	—	—
Unrealized gains in Consolidated Income Statement	—	—	1	1
Amortization	—	—	—	(5)
Settlement	(1)	—	—	—
Balance as of March 31	47	36	7	20
Financial liabilities

	Contingent consideration liabilities
($ millions)	2022	2021
Balance as of January 1	(112)	(157)
Accretion for passage of time	(2)	(4)
Payments	—	15
Balance as of March 31	(114)	(146)
As of March 31, 2022, the probability of success for various development and commercial milestones ranges from 55% to 80% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year period included a payment of $15 million related to achievement of a development milestone.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2025 through 2033 for contingent consideration obligations as of March 31, 2022.
Derivatives
As of March 31, 2022, the net value of unsettled positions for derivative forward contracts and swaps was $19 million, including $2 million of unrealized gains in Other current assets and $21 million of unrealized losses in Current financial debts. As of December 31, 2021, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of March 31, 2022 or December 31, 2021.
Nature and extent of risks arising from financial instruments
Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments during the period.

7. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
7.1     Depreciation, amortization, impairments and fair value adjustments

	Three months ended March 31
($ millions)	2022	2021

Property, plant & equipment	82	78
Right-of-use assets	19	21
Intangible assets	162	185
Financial assets	(1)	—
Other non-current assets	1	—
Total	263	284
7.2     Change in net current assets and other operating cash flow items

	Three months ended March 31
($ millions)	2022	2021

(Increase) in inventories	(42)	(64)
(Increase) in trade receivables	(104)	(17)
(Decrease) in trade payables	(39)	(33)
Net change in other operating assets	34	25
Net change in other operating liabilities	(212)	(107)
Total	(363)	(196)

8. Equity-based compensation
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
(shares in millions)	2022	2021
Unvested at January 1	5.6	5.4
Granted	1.8	1.7
Vested	(1.7)	(0.9)
Forfeited	—	(0.1)
Unvested at March 31	5.7	6.1

9. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which the Company or any of its subsidiaries was a party as of the date of the Form 20-F. The following is a summary as of May 10, 2022 of significant developments in those proceedings since the date of the Form 20-F.
Contact lenses class actions
Since the first quarter of 2015, more than 50 class action complaints have been filed in several courts across the US naming as defendants contact lens manufacturers, including Alcon, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation. On March 23, 2022, Alcon entered a settlement agreement under which it admitted no liability and agreed to pay $20 million into a common fund for eligible members of a class consisting of retail purchasers of contact lenses that were subject to a unilateral price policy. In exchange, Alcon will obtain a release of all claims asserted against it by the class. The settlement is subject to judicial approval.
No significant new proceedings have commenced since the date of the Form 20-F.
Increases to provisions for legal matters in the three months ended March 31, 2022 amounted to $20 million for the settlement of the contact lenses class actions. Alcon believes that its total provisions for legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

10.    Acquisitions
The below table summarizes the purchase price allocation for asset acquisitions in the three months ended March 31, 2022 and 2021, including initial direct costs:

	Three months ended March 31
($ millions)	2022	2021
Currently marketed products	385	—
Acquired in-process research & development	10	—
Customer relationships	4	—
Deferred tax assets	57	—
Trade receivables	10	—
Inventory	16	—
Cash and cash equivalents	4	—
Other assets	6	—
Trade payables and other liabilities	(11)	—
Net identifiable assets acquired	481	—
Acquired liquidity	(4)	—
Net assets recognized as a result of asset acquisitions	477	—
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Pursuant to the terms and subject to the conditions of the Option Agreement and Plan of Merger, as amended, Alcon agreed to pay total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of a development milestone and commercial milestones calculated as a percentage of sales in excess of defined targets that expire in calendar year 2024.
The acquisition was accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired is concentrated in the value of the Hydrus Microstent commercially marketed product intangible assets, being a group of identifiable assets. Consequently, a relative fair value approach was taken for allocating the consideration to the acquired assets and liabilities with no goodwill recognized.
During the three months ended March 31, 2022, cash paid for the acquisition, net of cash acquired, was $473 million. An additional $4 million is expected to be paid in the second quarter of 2022.

11. Subsequent events
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on May 10, 2022.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Three months ended March 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Legal items(5)	Other items(6)	Core results
Gross profit	1,208	140	—	—	9	1,357
Selling, general & administration	(741)	—	—	—	7	(734)
Research & development	(166)	6	—	—	—	(160)
Other income	9	—	—	—	(1)	8
Other expense	(64)	—	15	20	6	(23)
Operating income	246	146	15	20	21	448
Income before taxes	200	146	15	20	21	402
Taxes(7)	(32)	(25)	(2)	(5)	—	(64)
Net income	168	121	13	15	21	338
Basic earnings per share ($)	0.34					0.69
Diluted earnings per share ($)	0.34					0.68
Basic - weighted average shares outstanding (millions)(8)	490.9					490.9
Diluted - weighted average shares outstanding (millions)(8)	494.0					494.0

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended March 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(6)	Core results
Gross profit	1,031	125	45	—	—	—	1,201
Selling, general & administration	(699)	—	—	7	—	—	(692)
Research & development	(166)	—	—	—	—	5	(161)
Other income	9	—	—	—	—	(1)	8
Other expense	(26)	—	—	3	11	—	(12)
Operating income	149	125	45	10	11	4	344
Income before taxes	109	125	45	10	11	4	304
Taxes(7)	(25)	(23)	(10)	(2)	(2)	(1)	(63)
Net income	84	102	35	8	9	3	241
Basic earnings per share ($)	0.17						0.49
Diluted earnings per share ($)	0.17						0.49
Basic - weighted average shares outstanding (millions)(8)	489.7						489.7
Diluted - weighted average shares outstanding (millions)(8)	492.8						492.8

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes a provision for a legal settlement.
(6)For the three months ended March 31, 2022, Gross profit includes charges related to the conflict in Ukraine and amortization of inventory fair value adjustments related to a recent acquisition. Selling, general & administration includes charges related to the conflict in Ukraine. Other income includes fair value adjustments of financial assets. Other expense includes integration related expenses for a recent acquisition and fair value adjustments of financial assets.
For the three months ended March 31, 2021, Research & development includes the amortization of option rights. Other income includes a fair value adjustment of a financial asset.
(7)For the three months ended March 31, 2022, total tax adjustments of $32 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $202 million totaled $35 million with an average tax rate of 17.3%.
For the three months ended March 31, 2021, tax associated with operating income core adjustments of $195 million totaled $38 million with an average tax rate of 19.5%.
(8)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA

	Three months ended March 31
($ millions)	2022	2021

Net income	168	84
Taxes	32	25
Depreciation of property, plant & equipment	82	78
Depreciation on right-of-use assets	19	21
Amortization of intangible assets	162	140
Impairments of property, plant & equipment, and intangible assets	—	45
Interest expense	29	31
Other financial income & expense	17	9
EBITDA	509	433

Cash flow and net (debt)/liquidity

	Three months ended March 31
($ millions)	2022	2021

Net cash flows from operating activities	66	156
Net cash flows used in investing activities	(603)	(131)
Net cash flows used in financing activities	(89)	(3)
Effect of exchange rate changes on cash and cash equivalents	12	(15)
Net change in cash and cash equivalents	(614)	7
Change in derivative financial instrument assets	(1)	9
Change in equity securities of public companies	(3)	—
Change in current and non-current financial debts	24	8
Change in net (debt)	(594)	24
Net (debt) at January 1	(2,499)	(2,558)
Net (debt) at March 31	(3,093)	(2,534)

Net (debt)/liquidity

($ millions)	At March 31, 2022	At December 31, 2021

Current financial debt	(140)	(114)
Non-current financial debt	(3,916)	(3,966)
Total financial debt	(4,056)	(4,080)

Less liquidity:
Cash and cash equivalents	961	1,575
Equity securities of public companies	—	3
Derivative financial instruments	2	3
Total liquidity	963	1,581
Net (debt)	(3,093)	(2,499)
Free cash flow
The following is a summary of free cash flow for the three months ended March 31, 2022 and 2021, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2022	2021

Net cash flows from operating activities	66	156
Purchase of property, plant & equipment	(118)	(108)
Free cash flow	(52)	48

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, our expectations concerning our future performance and the effects of the COVID-19 pandemic on our businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the U.S. Department of Justice; our success in completing and integrating strategic acquisitions; the impact of a disruption in our global supply chain or important facilities; the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; global and regional economic, financial, legal, tax, political and social change; Russia’s invasion of Ukraine and the resulting global response; the commercial success of our products and our ability to maintain and strengthen our position in our markets; the success of our research and development efforts, including our ability to innovate to compete effectively; pricing pressure from changes in third party payor coverage and reimbursement methodologies; ongoing industry consolidation; our ability to properly educate and train healthcare providers on our products; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our reliance on outsourcing key business functions; changes in inventory levels or buying patterns of our customers; our ability to attract and retain qualified personnel; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; our ability to protect our intellectual property; the effects of litigation, including product liability lawsuits and governmental investigations; our ability to comply with all laws to which we may be subject; effect of product recalls or voluntary market withdrawals; the implementation of our enterprise resource planning system; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; legislative, tax and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a U.S. corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 24,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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